N E W S R E L E A S E

March 6, 2006

Nevsun Welcomes Eritrean Ministry Officials to PDAC

Nevsun Resources Ltd. (NSU-TSX and AMEX) (“The Company”) is pleased to welcome to the PDAC in Toronto both the Minister of Energy & Mines of Eritrea, Tesfai Ghebreselassie, and the Director General of the Department of Mines, Alem Kibreab. Both have been very supportive to the Company and the industry.

To further demonstrate the Eritrean Government’s support for Nevsun’s Bisha Project, the Ministry has invited to Eritrea certain key financial institutions for a field trip later this month.

The Company continues to advance its Bisha Project through feasibility, social and environmental studies, all of which are currently scheduled for completion during Q3 2006. Details of the project may be reviewed on the Company’s web site at www.nevsun.com

Forward Looking Statements:  The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements.  Factors that could cause such differences include:  changes in world commodity markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry.  Forward-looking statements in this release include statements regarding future production.  Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer NSU06-07.doc	For further information, Contact: Judy Baker (604) 623-4704 or (416) 786-7860 or 1-888-600-2200 e-mail: nevsuninfo@nevsun.com Website: www.nevsun.com